SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Cedar Fair, L.P.
(Name of Issuer)

Units Representing Limited Partner Interests
(Title of Class of Securities)

150185106
(Cusip Number)

Brandon Teague
301 Commerce Street, Suite 3200
Fort Worth, Texas 76102
(817) 332-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 12, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of units reported herein is 10,021,418, which constitutes approximately 18.1% of the total number of units outstanding.  All ownership percentages set forth herein assume that there are 55,324,273 units outstanding.

1.     Name of Reporting Person:

           Q Funding III, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power:  6,642,100
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  6,642,100
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           6,642,100

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 12.0%

14.     Type of Reporting Person: PN

1.     Name of Reporting Person:

           Q4 Funding, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power:  3,379,318
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  3,379,318
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           3,379,318

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 6.1%

14.     Type of Reporting Person: PN

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated February 12, 2010, as amended by Amendment No. 1 dated February 18, 2010, as amended by Amendment No. 2 dated February 24, 2010, as amended by Amendment No. 3 dated March 9, 2010, as amended by Amendment No. 4 dated March 11, 2010, as amended by Amendment No. 5 dated March 17, 2010, as amended by Amendment No. 6 dated April 6, 2010, as amended by Amendment No. 7 dated April 9, 2010, as amended by Amendment No. 8 dated April 28, 2010, as amended by Amendment No. 9 dated May 3, 2010, as amended by Amendment No. 10 dated May 5, 2010 (the "Schedule 13D"), relating to the Units Representing Limited Partner Interests of Cedar Fair, L.P.  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

       Item 4 is hereby amended by adding at the end thereof the following:

On May 12, 2010, the Reporting Persons sent the following letter to the Issuer's board of directors:

Dear Gentlemen:

It has always been our belief that Cedar Fair has the best operating management team in the industry with world-class entertainment venues. We were pleased that we could come to a consensual resolution concerning the upcoming election of directors and think that this cooperation will lead to a stronger board that will only serve to enhance unitholder value. While we acknowledge that we cannot offer much in the way of useful suggestions that you do not already know in operating an amusement park, we do hope to bring up some thoughtful items for discussion involving your capital structure and the optimal dividend policy for such a capital structure.

As part of the process of rebuilding unitholder value, we believe the company should be able to reinstate at least a $0.50 annual distribution per unit and perhaps more in the near future. And since we are in the process of working with you to identify two new independent directors for the company's board, it follows that these two new directors should have a key role in determining the level of distributions going forward. However, in order to have this input, it is imperative that these directors also have a key role during the company's refinancing discussions with J.P. Morgan to ensure that the company has the flexibility under its credit agreements to make whatever ultimate distributions are agreed upon by the full board.

I'm sure you would agree it would be somewhat pointless for the company to have agreed to invite these new directors onto the board to allow fresh ideas to circulate, and then not to have them involved in the two most important decisions -- restoring the distribution and refinancing the debt -- currently facing this board with ramifications for years to come.

We believe a minimum of a $0.50 distribution is not only possible but also an absolute necessity and should be begun as soon as possible. The company owes this to the unitholders, many of whom made their investments based upon the distribution and who also need it to pay their taxes related to this investment. The company has projected its Earnings Before Interest Taxes Depreciation and Amortization (EBITDA) to be $320 to $340 million during 2010, which very closely compares to 2007 EBITDA of $340 million, a year when it distributed $1.90 per unit. And the debt at the company as of year-end 2009 was actually lower than the debt level at the end of 2007 by close to $125 million.

Put simply, it is hard to understand why the company could not make at minimum a $0.50 distribution per unit this year when it is projected to generate similar EBITDA and has less debt than in 2007 when it made a $1.90 distribution per unit. In our view, a very reasonable argument could also be made for a $1.00 distribution based on the company's own dividend history and relative performance.

We understand that you may also desire to reduce debt, but we believe a $0.50 to $1.00 distribution would leave at least $60 million to $30 million of cash flow available to pay down debt based upon the company's public statements during the most recent investor conference call. This would still leave the company with less debt than it would have had under the board-approved Apollo Global Management buyout, which you and the management team were presumably comfortable with. And as we said above, the company still has approximately $125 million less debt today than it did when it was paying the $1.90 distribution.

We believe the improved state of the credit markets today will allow the company to renegotiate the covenant restriction that currently prevents the distribution. Assuming this is the case, management and the board would be the ones then left to decide the right level of distribution. Therefore, we plan to encourage all unitholders to take this opportunity to express their views directly to you on this important matter.

Q Funding III and Q4 Funding continue to believe Cedar Fair has numerous options to unlock the value of its units and are very excited about the company's prospects. We look forward to continuing to work cooperatively with the company to maximize unitholder value.

Sincerely,

Q Funding III & Q4 Funding

       Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: May 12, 2010

Q FUNDING III, L.P. By: Prufrock Onshore, L.P., its general partner By: J Alfred Onshore, LLC, its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading

Q4 FUNDING, L.P. By: Star Spangled Sprockets, L.P., its general partner By: Excalibur Domestic, LLC, its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading